MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2007 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 31, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2         Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The main activities by the Company in the year ended December 31, 2007 were:

Hollister Property

  Completion of the purchase of the earn-in interest of Hecla Mining Company in the Hollister Development Block Project for US$60 million;

  Completion of financing that raised a gross amount of $150 million for the Company, to purchase Hecla’s earn-in interest on the Hollister Development Block and the funding of continued exploration and development at the HDB;

  Completion of the Hollister Feasibility Study. Results of the study indicate robust returns for a 400 ton per day underground operation and a 6 year mine life. Ongoing drilling at Hollister continues to return excellent results, indicating the potential to increase both the production rate and life of mine of the project.

  Completion of the transition of services and management from Hecla to the Company at the Hollister Development Block Project.

  Continuation of the development of the Hollister Project, making progress with permits and completing a further 2,346 ft (715 m) pre-development in final quarter of 2007, totaling 13,000 ft (3,962 m) for the project to date.

Burnstone Property

  Completion of the Black Economic Empowerment Transaction on the Burnstone Project.

  Announcement of an increase in mineral resources at Burnstone.

  Announced results of the optimization of the May 2006 Burnstone Feasibility Study, indicating a 19% increase in annual average production to 254,000 ounces per annum.

  Completion of 4,209 ft (1,283 m) of the 7,590 ft (2,314 m) underground decline at Burnstone in South Africa (total metres achieved, including all secondary pre-development, is 5,016 ft (1,529 m)) The reef will be intercepted at 7,040 ft (2,146 m).

  The Department of Minerals and Energy (“DME”) acknowledged receipt of the application for a mining right by the Burnstone Project. The processing thereof is underway.

Corporate

  Completion of the appointment of senior management at both Hollister and Burnstone operations.

  Entered into a transaction to acquire 37% of the outstanding shares of Rusaf Gold Ltd (“Rusaf”) for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf, or its subsidiaries, hold prospecting rights in Tanzania and Russia. Subsequent to this transaction, on February 14, 2008, Great Basin announced that it had entered into an agreement whereby Great Basin will acquire the total remaining share capital of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

  Receipt of a settlement of $1 million in cash from CRS Copper Resources Inc., a subsidiary of Western Copper Corp., to exercise its option and acquire the Company’s 100% working interest in the Casino property in Yukon, Canada.

  Great Basin signed a Letter of Intent (“LOI”) on June 8, 2007, whereby the Company can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$ 3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC. (“CWM”), based in Talkeetna, Alaska, USA.

  The Company entered into an unincorporated Joint Venture agreement on July 11, 2007 with GS Minase Refnaria Limitade (“GSR”). The purpose of the Joint Venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to earn in up to 80% into all GSR’s properties.

During 2008 the Company will continue looking at other ways to expand the asset and production base of the company.

The Company also expects to reach development milestones at Hollister and Burnstone:

  At Hollister, production is expected to begin during the second quarter. The production is currently limited to 120,000 oz under current permitting over a period of 5 years, 80,000 oz of which is expected to be attained in 2008.

  At Burnstone, current permitting allows for the completion of the bulk sample at Burnstone and to the next stage of development inclusive of the sinking of a second outlet in the form of a vertical shaft. Full commercial production is, however, subject to the granting of a mining right by the South African Department of Minerals and Energy. The application for the mining right was submitted in September 2007 and accepted by the DME. The processing and approval of an application for a mining right by the DME generally takes approximately 12 months to complete.

1.2.1    Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Purchase of Hecla Interest in the HDB

Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002 between Great Basin and Hecla Mining Company, Hecla could vest in a 50% working interest in the HDB.

On February 21, 2007, the Company announced that it would purchase Hecla’s interest in the HDB which was held by Hecla’s subsidiary, Hecla Ventures Corporation (HVC), for a total consideration of US$60 million comprising US$45 million in cash and US$15 million in Great Basin common shares (approximately 7.93 million shares). Great Basin conducted a public offering of its shares to finance the purchase, fund ongoing exploration programs and provide working capital. The public offering closed and the HVC transaction was completed on April 19, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The appointment of the Senior Management Team has been completed and the continued development of the project is progressing well. Hollister obtained a permit for a second decline and an escape raise. The escape raise will serve as a second outlet and is a prerequisite for the commissioning of stoping activities. Development is continuing and the development of the escape raise has commenced.

May 2007 Resource Estimate for the HDB

A first phase 55,000 ft (16,750 m) underground drilling program was completed over the twelve months ending February 2007. The program intersected high grade gold and silver values over expected widths. Several new veins were also discovered.

Drilling was done at 100 ft (30 m) spacing. A resource estimate was announced in May 2007, as tabulated below:

RESOURCE CATEGORY	Cut-Off Au oz/ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	Ounces Au Equivalent
MEASURED	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
INDICATED	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
MEASURED & INDICATED	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000
INFERRED	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000

Notes:	(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Gold equivalent in table above was calculated by using the following metal prices: US$550/oz Au and US$10/oz Ag.
No metal recoveries have been applied.
(3) Highlighted cut-off 0.25 oz/ton was used in a 2006 preliminary assessment. Final cut-off and recoveries are subject to feasibility study.

The mineral resources were estimated by a combination of kriging and inverse distance by G.J. van der Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person. A National Instrument 43-101 technical report has been filed on www.sedar.com.

Bulk Sampling

Drifting on the veins continues. The material is extracted and stockpiled on surface. A 5,000-ton, bulk sample was trucked to a facility owned by Newmont Mining Company in April 2007 for test milling. Good recoveries were obtained and 2,090 oz of gold and 24,050 oz of silver (2,527 oz gold equivalent1) were recovered.

_______________________________________________
1 Gold equivalent is based on metal prices of US$550/oz for gold and US$10/oz for silver and recoveries of 90% for gold and 80% for silver.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

An additional 3,100-ton bulk sample was trucked to Jerritt Canyon process facility for milling and gold recovery in September 2007 in terms of an agreement for purchase and sale of ore. This agreement provides for the non-exclusive selling of up to 20,000 tons of ore.

The sample had a head grade of 0.708 oz (24.28 g/t) of gold per ton and 6 oz (205.72 g/t) of silver per ton, delivering 1,976 oz of gold and 14,835 oz of silver, or a total of 2,246 equivalent gold ounces.1

Although the agreement for purchase and sale of ore provides for the extension of the agreement within a month of the completion of the processing of the 20,000 tons of ore, the extension is subject to negotiations in good faith to conclude a further agreement.

Hollister Feasibility Study

On July 12, 2007, the results of a feasibility study were announced for a 400 ore tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems and trucking it to an off-site toll milling facility.

Using, a gold price of US$550/oz and a silver price of US$10.00/oz, the pre-tax results from the study indicate a very robust 105.6% pre-tax internal rate of return (“IRR”) and net present value (“NPV”)of US$122.9 million (5% discount rate). The key parameters and results are summarized in the table below:

Proven and probable reserves At 0.28 oz/ton cut-off	868,500 tons grading 1.01 oz/ton gold and 4.3 oz/ton silver
Production Rate	400 ore tons/day
Recoveries	90% gold 80% silver
Average Annual Production	150,000 oz gold equivalent[1]
Life of Mine Production (recovered)	834,000 oz gold 3,663,000 oz silver
Start up Capital Cost	$52 million
Operating Costs Mining Toll milling Trucking General & Administration	$175/ton $42/ton $29/ton $28/ton
Cash Cost	$214/equivalent oz1
Total Cost	$282/equivalent oz1
Life of Mine	6 years
Payback	1.5 years
Internal Rate of Return	105.6%
Net Present Value (5% discount rate)	$122.9 million

1Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz = Au oz + (Ag oz x Ag price/Au price)

At a gold price of US$650/oz, the NPV of the project at a 5% discount rate increases to $185 million and the IRR to 155%.

The feasibility study was completed by consultants under the supervision of Johan Oelofse, P.Eng., and Chief Operating Officer of Great Basin and reviewed by Associated Geoscience Ltd (AG). The independent qualified person for the National Instrument 43-101 is Peter Cain, Ph.D, P.Eng, of AG. Additional details can be found in the Company’s news release of that date or in the technical report for the study was filed on www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

All information contained in this management discussion relating to the contents of the Feasibility Study, including but not limited to statements of the Hollister project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Feasibility Study was prepared to quantify the Hollister project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.
The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Hollister project. The mineralized material at the Hollister project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Hollister project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, the actual amounts could be materially different from those contained in the Feasibility Study. The proposed operation would rely on third party toll treating and ore purchasing agreements for metal recoveries. There can be no assurance that the infrastructure facilities can be accessed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project may require additional financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Underground Drilling

The Phase one drilling tested to an average depth of only 500 ft (150 m) below the upper contact of the Ordovician host rocks of the veins systems.

Drilling in phase two (resources expansion) has intersected mineralization at an approximate depth of 920 ft (280 m) below the contact. This is being followed up with more drilling at depth. In addition, the current drilling is testing parallel veins and lateral extensions to the known vein systems. The Phase 2 program was completed in mid November. New results announced at that time are tabulated below.

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Clementine	HDB-183	No significant vein intercepts
Clementine	HDB-184	192.0	195.3	192.0 194.0	194.0 195.3	3.3 2.0 1.3	3.1 1.9 1.2	0.486 0.167 0.942	16.06 5.69 32.02	11.06 0.80 27.08	379.1 27.1 920.7
Exploration	HDB-185	No significant vein intercepts
Exploration	HDB-186	No significant vein intercepts
Clementine	HDB-187	No significant vein intercepts
Gwenivere	HDB-188	No significant vein intercepts
Gwenivere	HDB-189	511.9	512.4			0.5	0.4	0.346	11.86	13.83	498.0

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Gwenivere	HDB-190	130.1 140.0 207.4 324.0 342.4	130.7 140.3 211.0 324.4 346.9	207.4 208.6	208.6 211.1	0.6 0.3 3.7 1.2 2.5 0.4 4.5	0.6 0.3 3.4 1.1 2.3 0.4 4.2	0.402 0.452 0.921 0.180 2.466 0.336 0.108	13.78 15.50 31.59 6.17 84.55 11.52 3.70	2.47 0.41 2.65 7.66 0.27 3.71 0.14	84.0 14.0 90.7 260.0 9.3 126.0 4.6
Gwenivere	HDB-191	81.0 321.2	82.2 314.7			1.2 1.5	0.9 1.1	0.541 0.171	18.38 5.83	6.09 1.21	208.7 41.5
Gwenivere	HDB-192	276.0	284.0	276.0 277.5	277.5 284.0	8.0 1.5 6.5	5.7 1.1 4.6	1.08 5.19 0.10	37.11 177.94 3.43	3.67 17.69 0.32	125.9 606.6 10.9
Gwenivere	HDB-193	159.6 212.0 267.9	165.0 216.7 268.8	159.6 161.8 212.0 214.9	161.8 165.0 214.9 216.7	5.4 2.2 3.2 4.7 2.9 1.8 0.9	4.8 1.9 2.8 4.1 2.6 1.6 0.8	0.14 0.22 0.09 0.14 0.20 0.03 0.22	4.9 7.5 3.1 4.6 6.8 1.1 7.4	0.07 0.03 0.10 0.06 0.00 0.16 0.53	2.5 1.0 3.5 2.1 0.1 5.3 18.1
Gwenivere	HDB-194	114.2 167.0 196.5 272.0 284.7 311.3 338.0 367.2 410.0 553.5	115.1 170.5 197.6 273.2 285.5 314.0 339.5 367.8 411.2 556.1	207.4 208.6	208.6 211.1	0.9 3.5 1.1 0.2 0.9 1.2 0.8 2.7 1.5 0.6 1.2 2.6	0.9 3.5 1.1 0.2 0.9 1.2 0.8 2.7 1.5 0.6 1.2 2.6	0.45 3.19 0.26 0.53 0.20 0.18 0.10 1.74 1.76 0.64 0.22 0.77	15.3 109.4 9.0 18.0 7.0 7.0 3.6 59.7 60.5 21.9 7.5 26.3	2.48 66.26 0.72 1.66 0.52 0.72 0.05 4.20 5.43 3.38 0.28 0.42	85.0 2271.9 24.8 57.0 17.7 24.8 1.8 144.0 186.0 116.0 9.5 14.5
Exploration	HDB-195A	347.5	348.6			1.1	1.1	0.18	6.0	1.58	54.0
Clementine	HDB-196	107.9 221.0 252.0	108.4 225.0 259.2	252.0 253.2 256.0	253.2 256.0 259.2	0.5 4.0 7.2 1.2 2.8 3.2	0.4 3.3 5.9 1.0 2.3 2.6	1.20 0.46 0.71 3.85 0.02 0.14	41.0 15.7 24.4 131.9 0.7 4.87	4.58 1.24 9.17 52.88 0.11 0.70	157.0 42.5 314.4 1813.1 3.8 24.0
Clementine	HDB-197	188.5	189.1			0.6	0.5	0.53	18.0	0.55	19.0
Clementine	HDB-198	No significant intercepts
Clementine	HDB-199	171.7 245.7	172.5 249.0			0.8 3.3	0.7 2.9	0.19 2.27	6.45 77.76	1.95 20.83	67.0 714.3
Clementine	HDB-200A	No preliminary significant intercepts: Awaiting assay returns.

The Company initiated further drilling programs to confirm and expand on the good results achieved to date. The programs are described below and commenced in the fourth quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

  A further 29,000 ft (8,800 m) of in-fill drilling from underground will target areas mainly within the current delineated Gwenivere and Clementine vein structures, to boost the increase resources and the confidence of the mineral resources; and

  An additional 58,000 ft (17,700 m) underground drilling is designed to rapidly test the depth extension of the known resources and to bring any new resources to as high a confidence level as possible. Currently mineralization has only been outlined to an average depth of approximately 200 meters below the Ordovician unconformity.

Surface Drilling

Ongoing surface exploration has been testing targets defined by historical drilling as well as more recent geophysical resistivity surveys. Gold intercepts in drill hole H7-246 are in an unexplored area within the Hatter Zone. These results have renewed interest in this area and resulted in the identification of additional targets that will be tested by drilling. Results from the surface exploration are confirming both the prospectivity of the entire Hollister property.

Vein System	Drill Hole ID	Description	Sample Interval (ft)		Drilled Thickness (ft)	Analytical Results
			From	To		Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Hatter	H6-222	Stockwork	1077.6	1080.4	2.8	0.184	6.308	0.16	5.7
Hatter	H6-222	Veinlets	1377.0	1384.6	7.6	0.188	6.43	0.933	33.96
Hatter Graben	H7-246	Pre-collar	40	45	5.0	1.206	41.348	0.13	4.3
Hatter Graben	H7-246	Veinlets	1898.4	1902.2	3.8	1.148	39.359	P	P

P = Pending

Additional surface exploration commenced during the fourth quarter of 2007, encompassing 78,000 ft (23,800 m) of drilling, mainly testing anomalous zones defined by historical drill data within an approximate 1 mile (1.6 km) radius of the current underground infrastructure. These areas are located in the Hatter Zone to the east of the current decline infrastructure, where a number of historical drill-defined anomalies still remain to be tested.

Plans for 2008

The Company will continue with the development and delivery of the Hollister Project, which is planned to produce some 80 000 to 100 000 ounces in 2008. Actual development activities are well underway to achieve this. Capital Expenditure of approximately US$34 million is planned for the period. The Company also plans to incur operating costs of US$28 million at these operations for an average of US$400/oz for the period.

With regard to exploration activities, the Company plans to incur expenditure of approximately US$ 14 million during 2008. The focus of the exploration program would be to continue with infill drilling from the lateral underground, drilling at depth and strike to determine the extent of the vein system at the HDB, as well as surface drilling activities in and outside the HDB, on prospective target areas that were previously demarcated.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.2.2     Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 50 mi (80 km) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

Black Economic Empowerment

Great Basin closed the Subscription and Acquisition Agreement on October 1, 2007 between Great Basin and Tranter Gold (Proprietary) Limited (“Tranter Gold”), which had been entered into on August 8, 2007.

Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-owned subsidiary of Great Basin, for a purchase consideration of $38 million (R260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, N6C Resources Inc., a wholly-owned subsidiary of Great Basin, purchased the new Southgold shares from Tranter Burnstone in exchange for the issue of 19,938,650 new common shares in Great Basin to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which Tranter cannot trade the Great Basin shares. The total purchase consideration amounted to $38 million (ZAR260 million). Resulting from this transaction, Tranter Gold being the shareholder of 75% of the issued share capital in Tranter Burnstone, became entitled to appoint a director to the boards of both GBG and Southgold for as long as it holds a qualifying shareholding in GBG. Tranter Gold is further prohibited from disposing of the GBG shares or doing anything else that might impact on the BEE credentials of Southgold for the period of three years or such longer period for which Southgold requires BEE equity participation in order for its prospecting and mining rights to remain valid.

In addition to the issuance of the 19,938,650 new common shares in Great Basin, 1,684,312 Great Basin warrants were issued to the parties involved with the transaction. These warrants are exercisable within three years and are subject to a mandatory conversion should the Great Basin share price reach $7 (ZAR45.72) .

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone for the exclusive purpose of subscribing for the Southgold shares. The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR 80 million to Tranter Burnstone (Refer 1.2.2) . This guarantee pertains only to the interest accrued on the amount advanced by Investec to Tranter and will not exceed ZAR 80 million.

The issue and allotment of the new Great Basin shares, constitutes approximately 9.3% of the issued share capital of Great Basin on a fully diluted basis.

In October 2000 Southgold entered into a Prospecting Agreement with, amongst others, GFL Mining Services Limited (a subsidiary of Gold Fields Limited) (“GFL”) in terms of which Southgold was entitled to prospect for minerals on certain mineral rights owned by GFL and in terms of which Southgold was granted an option to acquire these mineral rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Southgold exercised the option to acquire the mineral rights and the consideration was payable in a cash component (on date of acquisition) of $6.4 million (ZAR33.5 million) and a net smelter royalty component payable on any gold extracted from the acquired mineral rights.

As part of the BEE transaction, Southgold entered into the Memorandum of Agreement in terms of which Southgold paid $11.6 million (ZAR80million) to GFL in full and final settlement of the net smelter royalty payable in terms of the Prospecting Agreement. The value of this net smelter royalty was calculated on net present values prevailing at the date of the transaction framework agreement and agreed upon by Southgold and GFL.

By concluding this BEE transaction, Great Basin complied with the provisions of section 22 of the Mineral and Petroleum Resources Development Act, 2002, which enabled the company to submit its application for the Mining Rights over the Burnstone Project, which was submitted in September 2007.

The Department of Minerals and Energy (“DME”) acknowledged receipt of the application for a mining right and the processing thereof is underway. The processing and granting of an application for a mining right by the DME takes in the order of 12 months to complete.

Underground Development

The positive results of a Feasibility Study on a portion of the property called Area 1 were announced in May 2006. The first of a two-stage development program began in July 2006 with the development of an access decline. Work is ongoing; to the end of this quarter approximately 4,209 ft (1,283 m) of the planned 7,590 ft (2,314 m) of decline development were completed. Once completed a bulk sampling of 27 million tons is planned. The phase one program (bulk sampling) is scheduled for completion in the second half of 2008.

Optimisation of Feasibility Study

Since the initial feasibility report filed in May 2006, additional surface exploration drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

An Optimisation of the May 2006 Feasibility Study was completed in June 2007, based on mineral resources in Area 1 and 2 as estimated to January 2007. In the Optimisation study, Area 1 was reevaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline for personnel and equipment with a vertical shaft with a depth of 1,625 ft (495 m) being used for the hoisting of ore and waste. The Area 2 will be accessed through a twin decline for personnel and equipment as well as the extraction of ore and waste. The two operations are in close proximity and will share surface infrastructure, systems and business services. Under the optimized scenario, the annual production rate is increased by 19% to 254,000 ounces.

The key results from the optimized study, based on a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar (US$) and a discount rate of 5%, are summarized below:

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Proven and probable reserves at a 4 g/t cut-off.	24.1 million tonnes @ 4.5 grams of gold per tonne or 3.5 million oz
Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million oz
Average Annual Gold Recovery	254,000 oz during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes per month	8.5 years to March 2020
All-in capital and operating costs	US$355 per oz ZAR 82,917 per kilogram
Cash mine operating costs	US$283 per ounce ZAR 66,091 per kilogram
Capital Cost	US$238 million ZAR 1,787 million
Life of Mine	19 years including 4 years pre-production
IRR NPV (5%) NPV (10%)	23.5% US$322 million US$156 million
Payback	42/3 years after mill start-up

At a gold price of US$650 the NPV of the project at a 5% discount rate increases to US$519 million and the IRR to 31.97% .

The Technical Report on the Optimised Feasibility Study is based on a full review of the results of the components by Derek Rance, P.Eng., of Behre Dolbear & Company, who is an independent qualified person as defined by National Instrument 43-101. Individual components were completed by South African consulting firms:

  Geology and mineral resources were reviewed and updated for the Feasibility Study by HM Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd.

  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of Clive Brown, Pr.Eng.

  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.

  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr.Eng.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

All information contained in this discussion and analysis relating to the contents of the Optimised Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis and reserves, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Optimised Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Optimised Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, actual amounts could be materially different from those contained in the Optimised Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Optimised Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Optimised Feasibility Study. Prices for gold have been below the price ranges assumed in Optimised Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

Surface Drilling

In February 2008, the mineral resources were updated based on work in 2007 and a database of 245 holes. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cutoff grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 m) highlighted below, 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%).

BURNSTONE GOLD PROJECT MINERAL RESOURCES[1] – JANUARY 2008
Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold[2] (ounces)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Notes to table:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Metallurgical recoveries are assumed to be 100%.

The estimates were done using a geostatistical method by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by National Instrument 43-101.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4. The objective of this program is to expand the known resources and identify new areas of interest. Approximately 49,200 ft (15,000 m) are planned in drill holes at 1,970 ft (600 m) spacing in Area 4 alone, at an estimated cost of $2.4 million (ZAR15 million). The planned program has commenced and, during the third quarter, 16,100 ft (4,907 m) of the planned 49,200 ft (15,000 m) had been drilled.

Plans for 2008

At Burnstone the Company plans to develop the decline to the position where the first reef drive will be established to commence with the 26,000 tonne bulk sample in the second part of the year. In addition, while the development of the decline is expected to continue to shaft position, the shaft sinking contractor will continue with site establishment with the objective of sinking the shaft down to 501 m below surface. The Company also plans to commence with the refurbishment of the metallurgical plant which was purchased in 2007.

Exploration will continue at Burnstone, the focus being Area 4 which is adjacent to Area 1.The plan is to increase the resource of the Burnstone Project area.

1.2.3     Casino Property, Yukon, Canada

Western Copper Corp., through its subsidiary CRS Copper Resources Inc. exercised the option to acquire the Company’s 100% working interest in the Casino property in Yukon, Canada for the amount of $1 million on August 17, 2007. The full consideration of $1 million was received in cash on the date the option was exercised and the property transferred to CRS Copper Resources Inc. In the event that a decision is made to put the Casino Property into commercial production, the Western Copper Corp. will pay Great Basin an additional $1 million.

1.2.4     Ganes Creek Property, Alaska, USA

Great Basin signed an agreement, effective November 14, 2007, whereby the Company will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA.

Pursuant to the agreement, a minimum of US$500,000 in exploration expenditures needs to be incurred in 2007; an additional US$1.3 million in expenditures by the end of 2008; and a final US$1.2 million in expenditures by the end of 2009. The company can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The Ganes Creek Project occupies the western portion of a 19km long area of gold anomalies, hard rock prospects and placer deposits aligned along the Yankee-Ganes Creek fault zone. The Yankee-Ganes Creek fault is sub-parallel to the major transcurrent Nixon-Iditarod fault. Regional geologic mapping has identified the eastern Innoko district (including Ganes Creek Project) as the structurally offset, northern extension of the Donlin trend of deposits and gold prospects. The Donlin trend is truncated by the Iditarod fault zone some 80 miles (130 km) to the southwest of the Ganes Creek Property.

Historical work on the property has identified intrusive-related gold showings as well as high grade shear- and vein-associated gold occurrences. Numerous showings are proximal to the regional Yankee-Ganes Creek fault, close to the eastern boundary of the property. Unverified historical production at the Independence Mine in the same area was reported to be 500 ounces gold at an average grade of 1 ounce gold per ton.

During the 2007 field season approximately 9,711 linear metres of exploration trenches were built. These trenches were constructed primarily on existing roads, trails, and ridges. Towards the end of the season, definition trenches followed up on prospective areas located subsequent to initial exploration trenches.

Approximately 1,685 rock samples were taken from exploration trenches. Trenches constructed in September at Breccia Ridge and the Spaulding Spur road (~4,0303 ft (1228 m)) were not sampled due to time constraints and left open to be sampled in the 2008 field season.

A majority of these rock samples were taken as continuous chip samples from newly exposed bedrock along trench walls and road bases. Continuous chip samples ranged from 1 to 4 m in length and were sampled according to lithologic control. Select samples of quartz veins, distinct alteration and mineralization were included within the chip sample stream. Trenches and samples were photographed and have been catalogued in the computer database.

All rock samples were sent to Alaska Assay Labs located in Fairbanks Alaska from which results are being expected during the second quarter of 2008

1.2.5     Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company will have an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Should any financing be required for the conducting of any mining activities, each of the parties shall contribute to such financing needs in proportion to their interests in the JV. Should GSR not be in a position to contribute such finance required by the JV in respect of any property or project, Great Basin shall have the right of first refusal to buy GSR’s remaining 20% share. The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The Company will manage the JV and will be responsible for the day to day management of the exploration and other activities to be conducted.

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisinal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work started in July 2007 on the ground in Mozambique. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone hosting the surface quartz vein showing was mapped out over a strike length of 2.5 km.

Abundant inactive local workings were identified during the mapping. At least 4 steeply dipping quartz veins were identified and mapped out over 2,625 – 5,250 ft (800-1600 m) strike length that varies in width from 20 cm to greater than 50cm. Representative samples were taken of the veins and results are pending.

A total of 25.6 line km have been cut and cleared in anticipation of geophysical surveys. Soil sampling at 200 m x 25 m centres will be completed along the same cut lines. Forty-four rock samples have been taken from the surface. All samples are being sent to ALS Chemex Labs in Johannesburg, RSA for analysis.

1.2.6     Rusaf Gold Limited, Tanzania

On June 4, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (“Rusaf”) giving it the right to acquire approximately 37% of the fully diluted equity shares of Rusuf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, with operations in Tanzania and with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

The transaction provided for three tranches of which the first tranche closed on June 28, 2007 with the payment of $2 million for 3,333,333 shares at $0.60 per share.

The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to be issued 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6 million.

The third and final tranche is subject to certain conditions being met, including the completion of the acquisition by Rusaf of New Africa Mining Fund Nominees Tanzania (Pty) Ltd’s (“NAMF”) participation interest in the Lupa Goldfields Joint Venture. The third tranche will constitute the Company to acquire an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4 million, based on the arithmetical average closing price of the Great Basin shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Subsequent to December 31, 2007 this third tranche was cancelled and replaced by a new agreement whereby the Company will acquire the remaining 63% of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares.

1.2.7     Kryso Resources Plc

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company acquired approximately 15% of the equity in Kryso with the subscription of 10,000,000 shares at 10 pence per share for a total payment of GBP1 million ($2,274,649).

On July 11, 2007 the Company received 5,000,000 warrants from Kryso. The warrants are exercisable at a price of 15 pence for a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders which was obtained at their shareholders meeting.

On October 2, 2007 the Company acquired an additional 1,908,429 shares in terms of a public placement undertaken by Kryso. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of GBP219,469 ($448,266) was settled in cash.

1.2.8     Market Trends

The gold price averaged US$697/oz in 2007, increasing from US$410/oz in 2004, to US$445/oz in 2005, and US$604/oz in 2006. In 2008, gold prices have been increasing more rapidly since late 2007, averaging US$926/oz to late March, 2008. The silver price averaged US$6.69/oz in 2004, US$7.32/oz in 2005, US$11.55/oz in 2006 and US$13.38/oz in 2007. Silver prices continue to follow gold, averaging US$17.58/oz in 2008 to late March, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.3         Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2007	2006	2005

Current assets	$84,353	$35,158	$17,990
Mineral properties	218,414	110,910	98,630
Other assets	26,546	3,851	69
Total assets	329,313	149,919	116,689

Current liabilities	6,121	1,331	700
Future income taxes and other liabilities	35,400	19,242	19,364
Shareholders’ equity	287,792	129,346	96,625
Total liabilities and shareholders’ equity	329,313	149,919	116,689

Working capital[1]	78,232	33,827	17,290

Expenses (income)

Exploration and pre-development	42,045	8,007	3,885
Accretion of reclamation obligation	37	–	–
Conference and travel	1,475	1,076	336
Foreign exchange loss (gain)	2,533	(1,855)	(3,114)
Other income – proceeds from bulk sample	(2,696)	–	–
Interest and other income	(3,726)	(1,278)	(480)
Legal, accounting and audit	1,236	541	503
Office and administration	17,655	7,249	1,698
Shareholder communications	432	337	284
Trust and filing	360	234	86
(Gain) loss on disposal of fixed assets	(993)	1	–
Loss before the under noted and income taxes	58,358	14,311	3,198
Loss from associate	796	–	–
Fair value financial instruments held-for-trading received	(937)	–	–
Fair value financial instruments held-for-trading	104	–	–
(Gain) loss on sale of investments	–	(112)	193
Mark-to-market adjustment on investments	–	(212)	166
Loss before income taxes	58,321	13,988	3,557
Future income tax recovery	(7,153)	(2,372)	(1,993)
Loss for the year	$51,168	$11,616	$1,564

Basic and diluted loss per share	$0.31	$0.11	$0.02

Weighted average number of common shares
outstanding	166,098,884	104,514,077	91,908,700

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.4         Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	84,353	74,871	102,735	30,768	35,158	39,989	42,570	16,985
Mineral properties	218,414	203,838	203,796	110,910	110,910	110,910	98,630	98,630
Other assets	26,546	25,796	10,290	4,238	3,851	1,408	141	96
Total assets	329,313	304,505	316,821	145,916	149,919	152,307	141,341	115,711

Current liabilities	6,121	3,158	3,048	3,307	1,331	1,064	965	516
Future income taxes and other
Liabilities	35,400	36,311	38,325	17,255	19,242	15,355	14,675	19,964
Shareholders’ equity	287,792	265,036	275,448	125,354	129,346	135,888	125,701	95,231
Total liabilities and
shareholders’ equity	329,313	304,505	316,821	145,916	149,919	152,307	141,341	115,711

Working capital[1]	78,232	71,713	99,687	27,461	33,827	38,925	41,605	16,469

Expenses (income)
Exploration & pre-
development	17,650	9,394	9,891	5,110	4,087	2,320	960	640
Accretion cost - ARO	8	9	10	10	-	-	-	-
Amortization	-	-	-	-	(15)	8	6	1
Conference and travel	399	596	264	216	406	169	302	200
Foreign exchange loss (gain)	46	2,397	623	(533)	750	(480)	(2,706)	580
Other income – proceeds from
bulk sample	(391)	(1,094)	(1,211)	-	-	-	-	-
Interest and other income	(1,603)	(971)	(800)	(352)	(412)	(467)	(254)	(145)
Legal, accounting and audit	527	263	297	149	176	131	128	106
Office and administration	6,575	4,550	4,526	2,004	1,914	2,029	2,272	1,034
Shareholder communications	128	158	85	61	75	64	109	89
Trust and filing	82	64	121	93	130	7	11	86
Loss (profit) on fixed assets	1	(994)	-	-	1	-	-	-
Loss before under noted and
taxes	23,422	14,372	13,806	6,758	7,111	3,781	828	2,591
Loss from associate	459	337[2]	-	-	-	-	-	-
Fair value financial instruments
held-for-trading received	(937)	-	-	-	-	-	-	-
Fair value financial instruments
held-for-trading	104	-	-	-	-	-	-	-
Profit on sale of investments	-	-	-	-	(1)	(35)	(76)	-
Mark-to-market adjustments	-	-	-	-	1	-	(11)	(202)

Loss before taxes	23,048	14,709[2]	13,806	6,758	7,112	3,746	741	2,389
Future income tax (recovery)
expense	(4,110)	(945)	(850)	(1,248)	1,326	(1,718)	(1,980)	-
Loss (income) for the period	18,938	13,764[2]	12,956	5,510	8,438	2,028	(1,239)	2,389
Basic and diluted loss (income)
per share	$0.10	$0.08	$0.08	$0.05	$0.07	$0.02	$(0.01)	$0.03
Weighted average number of
common shares outstanding
(thousands)	202,635	180,963	166,044	113,610	112,967	111,308	99,627	93,870

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date of filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.5         Results of Operations

For the year ended December 31, 2007, the Group incurred a loss of $51,167,666 as compared to a loss of $11,616,811 in fiscal 2006. The increase in the loss is due mainly to higher exploration and pre-development costs incurred as a result of the Group purchasing Hecla Mining Company’s (“Hecla”) 50% earn-in rights in the Hollister Development Block (“HDB”) project in April 2007. Subsequent to this date, the Company incurred 100% of the costs with regard to the development of HDB.

a)	Pre-development and exploration costs

The increased expenditure at HDB as well as the additional pre-development and exploration activities at the Burnstone project increased the total exploration and pre-development costs to $42,044,831 compared to $8,007,215 in 2006.

Exploration costs increased to $3,313,171 (2006 - $2,468,238) for the Burnstone Property, mainly due to the increase in drilling activities during the year. Included in the 2006 year is once of costs for site reclamation of $405,000.

At the Hollister Property, exploration costs increased to $8,355,808 (2006 - $1,665,763). The major contributors to this increase relate to $2,880,079 for drilling (2006 – $389,823), $1,574,917 for environmental management (2006 – $511,970), $606,237 for geological costs (2006 – $401,164) and $425,298 for assays and analysis (2006 – $14,291). Site activities and engineering increased significantly over the 2007 year to $725,672 and $1,170,116 respectively (2006 - $29,408; $118,469) due to the takeover of functions from Hecla and the increased pre- development of the Hollister property.

Pre-development cost incurred during the year at the Hollister Property consist of equipment rental and services ($1,937,187), surface infrastructure ($2,942,261), underground access and infrastructure ($6,682,426) and operational cost and site activities ($6,289,421).

At the Burnstone Property the focus remained on further exploration to expand and upgrade the mineral resources in Area 1 and Area 2 as well as the construction of the decline, including surface infrastructure, for the bulk sampling program and future mining activities. For the year ended December 31, 2007, total costs incurred for the bulk sampling program included surface infrastructure of $836,042 (2006 - $536,019), $4,000,468 (2006 - $443,229) underground and access infrastructure, establishment work of $697,457 (2006 - $393,129), $1,047,259 (2006 - $185,314) equipment rental and services, $308,660 (2006 - $322,257) portal construction and operational costs of $3,348,964 (2006 - $966,521). Construction of the vertical shaft and metallurgical plant commenced during the third quarter of 2007 at initial cost of $508,530 and $186,837 respectively.

In addition to activities at Burnstone and Hollister, a further $1,066,797 (2006 – $966,003) was incurred on other exploration activities. Costs were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique (Tsetsera project). Other costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR which are outlying portions within the greater option area of the Burnstone Property.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

b)	Foreign exchange

The $1,855,404 foreign exchange gain recognized in 2006 turned around to a foreign exchange loss of $2,532,752 in 2007 due to a weaker South African Rand vis-à-vis the Canadian Dollar.

c)	Office and administration

Office and administration costs increased to $17,655,463 in 2007 compared to $7,249,189 in 2006, mainly due to additional administrative activities required to support the increased exploration and development activities at Burnstone as well as the management of the Nevada operations taken over from Hecla. In addition the Company increased its staff compliment since the third quarter of 2006, including executive personnel in its offices in Johannesburg, South Africa. The increase in staff also had the result that the Company recognized $5,633,276 in stock- based compensation expense during 2007 compared to $3,610,110 in 2006.

d)	Interest received and other income

Interest income and other income increased to $3,725,837 in 2007 (2006 - $1,278,543) mainly due to the impact of higher cash balances on hand after the capital raising as well as the increase in the South African interest rate since December 2006.

Other income was earned from the treatment of bulk samples from the Hollister property to the amount of $2,695,599.

e)	Loss from associate

The Company acquired a 37% share in Rusaf Gold Limited (“Rusaf”) in July 2007, resulting in a loss from associate of $796,027 being recognized.

f)	(Gain)/loss on disposal of assets

During 2007 $992,684 (2006 - $916) was recognized as profit on disposal of assets, which mainly relates to the gain on the disposal of the option held over the Casino Property.

1.6         Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

On April 19, 2007 the Company completed a public offering of 57.5 million units at a price of $2.60 per unit, raising gross proceeds of $149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units separated immediately upon the closing of the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The fair value of the warrants has been estimated to be $16,210,226 based upon the Black Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	2 years
Expected volatility	57%
Expected dividends	Nil

The Company paid to the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,991,905 for net proceeds of approximately $137,638,095.

The net proceeds from this issuance were used to fund the purchase of Hecla Ventures Corp. as well as to fund the continuing exploration and development at the Hollister Development Block Project and for working capital.

On February 20, 2007 the Company entered into a share purchase agreement to buy Hecla Ventures Corp. which held certain tangible assets and the right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block, for a cash payment of US$45 million and the issuance of common shares of the Company to the value of US$15 million. The transaction was concluded on April 19, 2007 with 7,930,214 shares being issued at $2.48 each.

Under the BEE deal concluded on October 1, 2007, the Company’s wholly-owned subsidiary N6C Resources Inc. (“N6C”) purchased the Southgold shares from Tranter Burnstone. Against the sale of registration of transfer of the Southgold shares from Tranter Burnstone to N6C, the Company issued 19,938,650 common shares in the issued share capital of Great Basin to Tranter Burnstone. The fair value of which have been calculated at $36,323,195, after a fair value allocation of $1,178,815 to warrants and payment of marketable securities tax (South Africa) to the value of $93,990. The share and warrant valuations were performed by independent valuation specialists using assumptions as detailed under 1.2.2.

At December 31, 2007, the Company had working capital of approximately $78.2 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. The Company will need to raise additional funds to complete its Hollister and Burnstone developments, that being through debt financing or further capital raising.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

As part of the financing of the BEE transaction, done through Investec, Great Basin was allocated project funding to the value of $56.7 million (R400 million) with no hedging obligations attached to it. The Company is able to decide if it will make use of these facilities and will be able to draw down this funding in two tranches of $28.8 million (R200 million) each should the funding be taken up by the Company. The term for each tranche of this funding facility is 7 years with quarterly repayments commencing 24 months after the first draw down. Interest will be capitalized and is payable on a quarterly basis at a rate of JIBAR plus a margin of 2.25% . These facilities will be used to fund the Burnstone Project as and when necessary. The Company is under no obligation to make use of this facility and is currently assessing various financing options.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

At December 31, 2007, Great Basin had working capital of approximately $78.2 million, as compared to $33.8 million at December 31, 2006. The Company has no debt.

At December 31, 2007, the Company had 203,395,902 common shares issued and outstanding. There have been no material changes to the number of shares outstanding as of the date of this MD&A.

1.8         Off-Balance Sheet Arrangements

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone for the exclusive purpose of subscribing for the Southgold shares. The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR 80 million to Tranter Burnstone (Refer 1.2.2) . This guarantee pertains only to the interest accrued on the amount advanced by Investec to Tranter and will not exceed ZAR 80 million.

1.9         Contractual obligations

Payments due by period
		Less than		3-5	More than 5
	Total	one year	1 to 3 years	years	years
Contractual obligation	US$5 million	Nil	US$5 million	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	US$5 million	Nil	US$5 million	Nil	Nil

The Company signed an agreement, effective November 14, 2007, whereby the Company earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC, based in Talkeetna, Alaska, USA.

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.10         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned by nine public companies, one of which was the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the year ended December 31, 2007, the Company paid HDI $974,067, compared to $1,755,870 during fiscal 2006, for these services.

The Company announced on September 27, 2007 that it had reached an agreement with HDI to terminate the services contract for a $350,000 termination fee, funded through the issue of 135,659 Great Basin common shares to HDI. Pending approval, the shares will be issued at $2.58, the 30 day volume weighted average price trading on the TSX proceeding August 31, 2007, which is the effective date of the cancellation of the agreement. The agreement was subject to TSX approval and was subsequently revised on January 1, 2008 whereby the issuance of shares was replaced by a cash settlement of $350,000, payment of which is expected to be finalized during the second quarter of 2008.

During the year ended December 31, 2007, the Company paid $36,771 (2006 – $112,348) to a private company owned by a director, for engineering and project management services at the exchange amount.

The Company paid $156,286 (2006 – $198,642) during 2007 to a private company which has certain directors in common with the Company. The Company rents its premises from the private company pursuant to a cost-sharing arrangement with no profit element involved.

During the year ended December 31, 2007 the company provided bridge financing to its Black Economic Empowerment partner, Tranter Gold (Pty) Ltd. (Tranter Gold). The agreement was concluded in anticipation of the finalization of the BEE transaction and provided Tranter Gold with interest free bridging facilities until the date of the transaction. The bridging loan of $575,818 was settled in full on conclusion of the BEE transaction on October 1, 2007. The Company also provides Tranter Gold with certain accounting and administrative services at rates negotiated at arm’s length with the Company. Amount receivable for such services provided during 2007 was $13,679 at December 31, 2007. During the 2007 year Tranter Gold provided Southgold, a wholly-owned subsidiary of the Company, with geological services to the value of $21,053 (ZAR146,202).

1.11         Fourth Quarter

Loss for the quarter ended December 31, 2007 was $18,938,000 compared to $8,438,000 for the corresponding quarter in fiscal 2006. The quarter saw continuous increased exploration and development activity on both the Burnstone Property and the Hollister Property. Also higher office and administrative expenditure due to the increased support required for the pre-development activities as well as the management cost of the Nevada operations taken over from Hecla.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

The increased expenditure was offset by increased interest income due to higher cash and equivalents during the quarter as compared to the corresponding quarter in 2006. The Company acquired a 37% share in Rusaf Gold Limited (“Rusaf”) in July 2007, resulting in a loss from associate of $459,435 being recognized in the quarter. The Company’s investment in Kryso warrants are being considered to be a financial instrument held for trading. The $833,000 net fair value adjustments had to be recognized in the income statement.

Total exploration costs were $17,649,683 for the current quarter compared to $4,087,417 for the corresponding quarter in fiscal 2006. The main costs for the current quarter were $12,326,734 for bulk sample and pre-development (2006 - $1,615,527). Other exploration costs which increased significantly compared with the comparative quarter in 2006 were: drilling $1,353,451 (2006 - $1,011,855), environmental $701,571 (2006 - $342,429), geological $562,071 (2006 - $299,379) and site activities $802,312 (2006 – $191,165).

1.12         Proposed Transactions

The Company announced on February 14, 2008 that it has entered into an agreement with Rusaf Gold Ltd (“Rusaf”) whereby it will purchase the remaining 63% of the fully diluted equity shares of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares. The exchange ratio was one Great Basin share for every 4.5 Rusaf shares. For the year ended December 31, 2007 the Company’s investment of 37% in the issued common stock of Rusaf was recognized as an investment in associate and the Company has equity accounted for its share of post-acquisition losses incurred.

The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of the valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The Company has also agreed to spend a minimum of $7 million and up to a maximum of $19 million in exploring Rusaf’s properties during this period depending on independent advice as to the likelihood of exploration success.

The Rusaf acquisition is subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange and other regulatory approvals. Assuming all such conditions are met in the ordinary course, the parties are targeting completion of the transaction for the second calendar quarter of 2008.

To date the Toronto Stock Exchange approved the transaction subject to the condition that no more that 50,900,000 common shares of the Company may be issued or made issuable pursuant to the agreement without the express consent of the TSX. In terms of the agreement 4.9 million Great Basin Gold Ltd shares will be issued as consideration for the remaining Rusaf share capital. As set out above, the Company will further issue Great Basin Gold Ltd shares within the next three years from closing of the transaction, to the then former Rusaf shareholders. The issuance of these shares is pending the results of future exploration and the number thereof currently uncertain, however will be limited under the current number of shares approved by the TSX.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.13         Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

These estimates include:

  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.
  the valuation of warrants
  the determination of valuation allowance for future income taxes

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment. The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties.

The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are done by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value initially recorded for property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

(b)	Site reclamation costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

(d)	Warrants

The Company grants share purchase warrants as part of its capital raising and under the conclusion of business transactions. The Company uses the Black-Scholes option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the fair value attributed to warrants issued in a period.

(e)	Future income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

1.14	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

	•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

	•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

The Company’s investment in Kryso Resources Plc. shares are classified as available-for-sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in loss for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

•
The Company’s investment in Kryso Resources Plc. warrants are classified as held for trading financial instruments. Such instruments are measured at fair market value in the consolidated financial statements and all gains and losses are included in net earnings in the period in which they arise.

• The carrying amounts of cash and cash equivalents, amounts receivable, reclamation deposits, accounts payable and accrued liabilities are recorded at amortized cost.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

(c)	Comprehensive Income (Loss) (Section 1530)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

The following accounting policy was applied during the year ended December 31, 2007:

(i)	Investment in associates

Associates are those entities in which the group has a material long term interest and in respect of which the group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for by using the equity method of accounting and are initially recognized at cost. The company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

When the company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

1.15         New accounting pronouncements

The Canadian Institute of Charted Accountants (“CICA”) has issued three new standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital,
(ii)	summary quantitative data about what it manages as capital
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that are used to assign costs to inventories. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

Section 3064 – Goodwill and Intangible Assets

Effective January 1, 2009, Section 3064 replaces Handbook Section 3062, “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expense as incurred. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.16         Financial Instruments and Other Instruments

Please refer to Section 1.14 above.

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants have been estimated at an estimated fair value of $937,365 (using expected volatility of 72.2%, risk free interest rate of 5%, dividends of nil and remaining life of approximately 5 years).

The investment was fair valued on December 31, 2007 based on the assumptions detailed above, expected volatility of 72.5% and an exchange rate of $1.96:1GBP. The unrealized loss of $104,365 is reported in the current year net loss. The fair value of financial instruments available-for-sale was calculated on the prevailing share price on December 31, 2007 of 14.25 pence per share and an exchange rate of $1.96:1GBP.

1.17         Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.17.1      Disclosure of Outstanding Share Data

The following details the share capital structure as at March 31, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007
		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				204,508,931

Share purchase options	December 19, 2008	$ 1.62	1,500,000
	March 31, 2009	$ 2.07	1,184,668
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	47,500
	April 30, 2009	$ 2.45	249,000
	April 18, 2010	$ 2.68	1,332,000
	December 31, 2010	$ 1.14	400,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$ 2.45	90,000
	April 18, 2012	$ 2.68	2,297,000
	July 5, 2010	$ 2.77	720,000
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	150,000
	September 11, 2010	$2.54	175,000
	November 9, 2010	$3.12	680,000
	February 4, 2011	$3.00	2,580,003	13,145,171

Warrants	July 18, 2008	ZAR12.90*	618,861
	April 20, 2009	$ 3.50	28,750,000
	September 30, 2010	ZAR21.78	1,684,312
				31,053,173
Fully diluted shares				248,707,275

* - In February 2007, the exercise price of the warrants was changed from US$1.80 to the South African Rand equivalent on February 15, 2007, that being ZAR12.90.

1.17.2      Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

MANAGEMENT'S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2007

1.17.3      Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has excluded Hollister Ventures Corporation which was acquired in an asset acquisition during 2007, from its assessment of internal control over financial reporting as at December 31, 2007. Hollister Ventures Corporation is a wholly owned subsidiary of the company whose total assets of $101 million and net loss of $27 million was included with Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2007.

The Company’s management has evaluated the effectiveness of internal control over financial reporting. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007. During the Company’s fourth quarter, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.